INTERIM INVESTORS AGREEMENT

This Interim Investors Agreement (this “Agreement”) is made as of October 18, 2012 by and among Piem International (HK) Ltd. (“Piem”), The Indian Hotels Company Limited (“IHCL”), Samsara Properties Limited (“Samsara” and, together with Piem and IHCL, the “Tata Entities”), Charme II Fund, fondo mobiliare chiuso di diritto italiano riservato a investitori istituzionali, gestito da Montezemolo & Partners SGR S.p.A. (“Co-Investor” or the “Fund” and, together with the Tata Entities, the “Investors”) and Paul White (“PW” and, together with the Investors, the “Parties”).

RECITALS

WHEREAS, the Investors intend to jointly propose to acquire all the outstanding equity interests in Orient-Express Hotels Ltd., a company limited by shares incorporated in the Islands of Bermuda (the “Company”), through Parent (as hereinafter defined), by means of a tender offer, negotiated transaction or by other means agreed to by the Investors (a “Transaction”);

WHEREAS, each of the Investors intends, on the terms and subject to the conditions set forth herein, to make a cash equity investment in Parent to facilitate the completion of a Transaction;

WHEREAS, each of Samsara, Piem and IHCL shall be deemed for the purposes of this Agreement, a single Party, jointly and not severally liable pursuant to Section 3.1;

WHEREAS, Samsara owns certain Subject Shares (as hereinafter defined) that will remain outstanding following any Closing (as hereinafter defined); and

WHEREAS, the Parties wish to agree to certain terms and conditions that will govern the actions of Parent and the relationship among the Parties with respect to the proposed Transaction.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants set forth herein and good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.           EFFECTIVENESS; DEFINITIONS.

1.1.           Effectiveness. This Agreement shall become effective on the date hereof and shall terminate (except with respect to Sections 1.1, 1.2, 2.7, 2.9, 2.10, 2.12 and 3) upon the earliest of: (i) at any time prior to the commencement (as contemplated by Rule 14d-2 under the Exchange Act) of any tender offer with respect to a Transaction pursuant to the Exchange Act or, if earlier, the execution of any Transaction Agreement (as hereinafter defined), by written notice of either Investor to Parent and all other Parties; and (ii) at all other times, upon the earliest to occur of (A) the consummation of any Transaction (the “Closing”), (B) the termination of any Transaction Agreement or of any such tender offer, in each case in accordance with its terms or (C) by mutual consent of all the Investors; provided that any liability for failure to comply with the terms of this Agreement shall survive such termination.

1.2.           Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall have the meaning set forth in Section 2.12.1.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person; provided, however, that with respect (a) to Tata Entities, only those Persons controlled by IHCL shall be deemed to be Affiliates of Tata Entities for purposes of this Agreement and (b) to the Co-Investor any portfolio company, interest, participation or investment of the Fund (including any corporate vehicle, directly or indirectly, owning or controlling any such investments) shall not be deemed an Affiliate.  For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement” shall have the meaning set forth in the preamble to this Agreement.

“Applicable Law” shall mean, with respect to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits or certificates of any Governmental Authority applicable to such Person or any of its assets or property, and all judgments, injunctions, orders and decrees of any Governmental Authorities in proceedings or actions in which such Person is a party or by which any of its assets or properties are bound.

“Board” shall mean the board of directors of Parent.

“Business Day” shall mean any day, other than a Saturday, a Sunday or a day on which banks located in New York, New York or the Islands of Bermuda are authorized or required by Applicable Law to close.

“Closing” shall have the meaning set forth in Section 1.1.

“Closing Date” shall mean the date on which the Closing occurs.

“Closing Investor” shall have the meaning set forth in Section 3.4.

“Co-Investor” shall have the meaning set forth in the preamble to this Agreement.

“Commitments” shall mean, for each Investor, the amount of cash equity set forth in Section 2.5 of this Agreement that such Investor agrees to contribute to Parent in order to facilitate the completion of a Transaction and, as used in reference to Samsara shall include all Subject Shares beneficially owned by Samsara that shall either remain outstanding following the Closing or be contributed to Parent at the election of Samsara, in its sole discretion, in exchange for a pro rata number of additional Common Shares.

“Common Shares” shall have the meaning set forth in Section 2.1.

“Company” shall have the meaning set forth in the recitals to this Agreement.

“Consultancy Agreement” shall have the meaning set forth in Section 2.13.

“Debt Financing” shall have the meaning set forth in Section 2.6.

“Effective Period” shall have the meaning set forth in Section 2.12.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Failing Investor” shall have the meaning set forth in Section 3.4.

“Financing Commitments” shall have the meaning set forth in Section 2.6.

“Governmental Authority” shall mean any United States or non-United States federal, state, provincial or local court, arbitral tribunal, administrative agency or commission or other governmental or regulatory agency or authority or any securities exchange.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., as amended, and the rules and regulations promulgated thereunder.

“IHCL” shall have the meaning set forth in the preamble to this Agreement.

“Investors” shall have the meaning set forth in the preamble to this Agreement.

“Lenders” shall have the meaning set forth in Section 2.6.

“Parent” shall have the meaning set forth in Section 2.1.

“Parent Expenses” shall mean the out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with a Transaction, including all fees and expenses of counsel, investment banking firms, accountants, public relations advisors, experts and consultants to Parent and its Affiliates (excluding, for purposes of this definition, any Investor).

“Parties” shall have the meaning set forth in the preamble to this Agreement.

“Person” shall mean any individual, corporation, limited partnership, general partnership, limited liability partnership, limited liability company, joint stock company, joint venture, corporation, unincorporated organization, association, company, trust, group or any governmental or political subdivision or any agency, department or instrumentality thereof.

“Piem” shall have the meaning set forth in the preamble to this Agreement.

“Piem Hotels” shall have the meaning set forth in Section 2.6.

“Proposal” shall have the meaning set forth in Section 2.2.1.

“PW” shall have the meaning specified in the preamble to this Agreement.

“Samsara” shall have the meaning set forth in the preamble to this Agreement.

“Shareholders Agreement” shall have the meaning set forth in Section 2.3.

“Subject Shares” shall have the meaning set forth in Section 2.12.2.

“Tata Entities” shall have the meaning set forth in the preamble to this Agreement.

“Tata Entities Schedule 13D” shall have the meaning set forth in Section 3.6.

“Term Sheet” shall have the meaning set forth in Section 2.3.

“Termination Fee” shall mean any fees and/or reimbursement of Parent Expenses payable by the Company or any other Person to Parent in accordance with the terms of a Transaction Agreement.

“Transaction” shall have the meaning set forth in the recitals to this Agreement. For the avoidance of doubt, Transaction means the acquisition by Parent of 100% of the outstanding share capital of the Company and its de-listing.

“Transaction Agreement” shall mean any merger or amalgamation agreement or similar definitive agreement to consummate a Transaction.

“Transfer” means, with respect to any Common Shares any sale, assignment, transfer, distribution or other disposition thereof or of a participation therein, or other conveyance of legal or beneficial interest therein, or any short position in a security or any other action or position otherwise reducing risk related to ownership through hedging or other derivative instruments, whether voluntarily or by operation of law or any agreement or commitment to do any of the foregoing.

“Vote” shall have the meaning set forth in Section 2.12.2.

2.           AGREEMENTS AMONG THE PARTIES.

2.1.           Formation of Parent; Appointment of Directors; Authority of Parent.

2.1.1.              Each Investor hereby agrees to take (or cause to be taken) all reasonable actions, if any, required to be taken by such Investor, to cause an entity which will serve as the Investors’ acquisition vehicle in connection with a Transaction (“Parent”), as well as such other intermediate holding companies to be owned by Parent as the Investors may mutually agree, to be duly incorporated in the Islands of Bermuda or such other jurisdiction as shall be mutually agreed, with a memorandum of association and bye-laws or other constituent documents as shall be agreed by all Investors, prior to the commencement (as contemplated by Rule 14d-2 under the Exchange Act) of any tender offer in connection with a Transaction or, if earlier, the execution of any Transaction Agreement.  Each Investor shall make a capital contribution to Parent at the time of such formation in amounts to be agreed by the Investors (in any case limited to the amount  necessary, pursuant to the Applicable Laws, to enable the incorporation of Parent) in exchange for an amount of common equity securities of Parent (“Common Shares”) proportionate to the amount of Common Shares to be issued to such Investor on the Closing Date pursuant to Section 2.5.1 and any such capital contribution shall be credited against such Investor’s Commitment pursuant to Section 2.5 hereof.  Prior to the Closing, no Investor shall Transfer any Common Shares so issued to such Investor.

2.1.2.              Each Investor hereby agrees to take (or cause to be taken) all reasonable actions, if any, required to be taken by such Investor, to cause the initial Board to be constituted substantially contemporaneously with the formation of Parent pursuant to Section 2.1.1.  Until the Shareholders Agreement has become effective, the Board shall be comprised of four (4) directors, two (2) of whom shall be designated by IHCL, one (1) of whom shall be designated by Co-Investor, and one (1) of which shall be PW.  Except as otherwise set forth herein, until the Shareholders Agreement has become effective, the operations and affairs of Parent shall be managed by the Board.  All actions and decisions of Board shall require the approval of directors designated by each of IHCL and Co-Investor (such arrangement to be incorporated in the constituent documents of Parent, once formed) and the Investors shall ensure that the constituent documents of Parent contain no provisions which are inconsistent with the foregoing.  Each Investor hereby agrees to take (or cause to be taken) all actions, if any, required to be taken by such Investor, to cause the Board or the board of directors of the Company, as the case may be, to be reconstituted substantially contemporaneously with the Closing to reflect the composition contemplated by the Shareholders Agreement.

2.1.3.              Except as otherwise set forth herein, until the Shareholders Agreement has become effective, the Investors shall not permit Parent to take any action which has not been approved by all Investors.  Additionally, except as otherwise set forth herein, the Investors agree that until the Shareholders Agreement has become effective, (i) Parent shall take such actions, and the Investors shall cause Parent to take such actions, as all Investors shall agree and (ii) the Investors shall not permit Parent to take any action with respect to any Transaction Agreement or tender offer relating to a Transaction or any other agreement, arrangement or understanding relating to a Transaction (including any material change to the Debt Financing from the terms set forth in the Financing Commitments (as defined below)) unless such action has been approved by all Investors.

2.2.           Actions Pursuant to Transaction Agreement and/or Tender Offer.

2.2.1.              The Parties have approved the submission to the Company of a written proposal relating to a Transaction in the form attached hereto as Exhibit A (the “Proposal”) and, subject to the terms and conditions of this Agreement, agree to work together in good faith to effect a Transaction on terms consistent with those contained in the Proposal or on such other terms as may be agreed in accordance with Section 2.1.2 and Section 2.2.2.  The Parties agree to cooperate in good faith to conduct (directly and through retained advisors and consultants) due diligence on the Company and its subsidiaries and business to the reasonable satisfaction each of the Investors and agree to cause Parent, and if and to the extent required by the Company, agree to themselves, enter into customary confidentiality agreements with the Company to facilitate such due diligence.

2.2.2.              Notwithstanding anything to the contrary contained in Section 2.1.2, prior to the Closing the Investors shall not permit Parent to (i) submit to the Company or its Affiliates, representatives or advisers, any proposal (orally or in writing and whether or not legally binding) for any Transaction, (ii) have discussions, negotiations or other communications with the Company or its Affiliates, representatives or advisers with respect to any Transaction inconsistent with any proposal previously approved by the Investors, (iii) enter into or amend any Transaction Agreement or announce or commence (within the meaning of Rule 14d-2 under the Exchange Act) or amend any tender offer relating to a Transaction, (iv) enter into or amend any other agreement, arrangement or understanding relating to a Transaction, including any Transaction Agreement, (v) waive compliance with any agreements or conditions of any Transaction Agreement or any tender offer relating to a Transaction, (vi) determine whether to effect the Closing (including the consummation of a Transaction) or accept and pay for any securities tendered pursuant to any such tender offer, (vii) modify or amend the amount or form of consideration to be paid to the Company or its equity holders in any Transaction, (viii) modify or waive, in a manner adverse to Parent or the Investors, any provisions relating to any Termination Fee, (ix) enter into discussions with or otherwise communicate with, in writing or orally, any Governmental Authority in relation to the Transaction, (x) commence or respond to any litigation, action or other proceeding before any Governmental Authority, (xi) enter into discussions with any lenders or other financing sources to the Company or its subsidiaries in respect of refinancing the Company’s or its subsidiaries’ indebtedness (other than the Debt Financing contemplated by the Financing Commitments), in each case, unless any and all such actions have been approved by each of the Investors.

2.3.           Shareholders Agreement. Each Investor agrees to negotiate in good faith with the other Investor and Parent the terms and conditions of a shareholders agreement consistent with the term sheets which reflect the principal terms agreed to among the Investors on the date hereof (the “Term Sheet”) and agrees to negotiate in good faith and, upon reaching agreement, enter into, concurrently with the Closing, one or more definitive agreements consistent with the Term Sheet with respect to such matters (the “Shareholders Agreement”).

2.4.           Management Arrangements.  The Investors have previously agreed to provide an aggregate amount for equity compensation to PW and such other officers and proposed employees as PW shall identify, subject to agreement in respect of each such officer and employee by the Investors, PW and such officers and employees on performance and vesting criteria.  It is also contemplated that the Investors shall cause the Company to negotiate and enter into employment agreements with PW and such other officers as PW shall identify on terms satisfactory to the Investors and each of PW and such other officers.

2.5.          Commitments.

2.5.1.              Subject to the terms and conditions of this Agreement, each Investor hereby agrees to cause Parent to authorize and, on the Closing Date, issue additional Common Shares to the Investors, pro rata in accordance with their respective cash contributions (and including for purposes of such calculations, the Subject Shares currently owned by Samsara valued on a per share basis at the price stated in the Proposal, or such other price as paid in the Transaction) as follows:

(a)              in exchange for a cash contribution of $50,000,000, Parent will issue additional Common Shares to Piem pro rata to such cash contribution, as described above;

(b)              in exchange for a cash contribution of $600,000,000, Parent will issue additional Common Shares to Samsara pro rata to such cash contribution, as described above, provided that the Subject Shares currently owned by Samsara shall either remain outstanding or be contributed to Parent at the election of Samsara, in its sole discretion, in exchange for a pro rata number of additional Common Shares; and

(c)              in exchange for a cash contribution of $100,000,000, Parent will issue additional Common Shares to Co-Investor pro rata to such cash contribution, as described above.

2.5.2.              Subject to the terms and conditions of this Agreement (including  those under Section 2.5.3 and Section 2.5.5), each Investor, hereby agrees to take (or cause to be taken) all actions, if any, required to be taken in order to fund its Commitment set forth above, provided that the Co-Investor’s obligations shall be deemed satisfied if the Co-Investor, upon receipt of sufficient prior notice of the Closing Date in accordance with Section 2.5.5 and provided that upon the Closing of the Transaction the Company shall be de-listed, has exercised its rights under the Fund’s rules in order to draw down funds from the Fund’s investors in an amount equal to the Co-Investor’s Commitment.  In such case, for all purposes under this Agreement (including Section 3.4), the Co-Investor shall not be treated as a Failing Investor.

2.5.3.              Without prejudice to Section 2.5.5, each Investor’s obligations under this Section 2.5, including the obligation of each such Investor to fund its respective Commitment, is subject to the satisfaction of each of the following conditions:  (a) Parent and the Company shall have entered into a definitive Transaction Agreement in respect of the Transaction, which shall not have been terminated; (b) there shall have been no amendment or modification to the definitive Transaction Agreement that is not approved by each Investor; (c) each of the conditions to the Closing set forth in the definitive Transaction Agreement shall have been satisfied or effectively waived (which, in the case of any such waiver by Parent, shall have been approved by each Investor); (d) the Debt Financing shall have been funded or will be funded at the Closing on terms consistent with the terms set forth in the Financing Commitments and each of the conditions to the availability/drawdown of funds set forth in the Debt Financing documentations shall have been satisfied or effectively waived (which, in the case of any such material waiver by Parent, shall have been approved by each Investor); (e) the Shareholders Agreement having been agreed and executed by each Investor with effect as of the Closing; and (f) no material breach or other default by any other Investor shall have occurred under this Agreement.

2.5.4.              Each Investor hereby affirms and agrees that Parent, acting through its Board, shall be entitled to enforce the provisions of this Section 2.5.  The Investors shall not permit Parent to attempt to enforce the provisions of this Section 2.5 unless and until the conditions contained in this Agreement and the conditions to closing specified in any Transaction Agreement or any tender offer relating to a Transaction have been satisfied or validly waived as permitted hereunder.  The Investors shall not permit Parent to enforce any of the provisions of this Section 2.5 unless acting through the Board, and no Investor shall have any right to enforce any of the provisions of this Section 2.5 except by acting through the Board.  On all matters concerning the enforcement of the provisions of Section 2.5, the Board shall not require the approval of PW and of the Investors, or such Investors’ respective representative on the Board, against whom such enforcement is sought, provided, however that in case of Investors belonging to the Tata Entities (i.e., Samsara, Piem and IHCL) the decisions on the enforcement of Section 2.5 with respect to any of such Investor shall not require the approval of any of Samsara, Piem and IHCL’s representative on the Board.

2.5.5.              The Parties acknowledge that the Co-Investor’s obligation with respect to its Commitment under Section 2.5.1(c) is dependent on providing sufficient prior notice of the Closing Date of the Transaction to allow a drawdown of funds, in accordance with the applicable Fund’s rules, from the Fund’s investors in the amount, in the aggregate, equal to the Co-Investor’s Commitment.  The Investors will use their reasonable best efforts to provide sufficient notice of the Closing Date in order to allow a drawdown of the necessary funds to fulfill the Co-Investor’s Commitment and allow the Co-Investor to exercise any remedies against a potential defaulting investor of the Fund.

2.5.6.              Each Investor agrees that it shall enter into a commitment letter containing the commitments of such Investor in this Section 2.5 to the extent necessary in connection with the Transaction, including if requested by the Company.

2.6.           Financing.  The Parties acknowledge that Samsara (together with, in limited capacity, IHCL and Piem Hotels Limited (“Piem Hotels”)) has obtained letters (the “Financing Commitments”) from Bank of America N.A., ICICI Bank and Standard Chartered Bank (the “Lenders”) pursuant to which the Lenders will provide Samsara and, following the formation of Parent and the transfer of rights and novation of obligations by Samsara to Parent, Parent, with debt financing in an amount sufficient, together with the Commitments of the Investors set forth in Section 2.5, to fund the purchase price proposed to be paid in the Transaction, together with all costs and expenses incurred and expected to be incurred in connection with the Transaction, and in amounts otherwise agreed by the Investors (the “Debt Financing”).  Each Investor, to the extent the terms and conditions and the relevant documentation of the financing has been agreed among them, hereby agrees to take (or cause to be taken) all reasonable actions to cause Parent to negotiate and, upon negotiation, to consummate the Debt Financing as soon as reasonably practicable after the date hereof, and in any event on or prior to the Closing Date, on the terms and conditions consistent with those described in the Financing Commitments, which actions shall include maintaining the Financing Commitments and negotiating and executing definitive agreements with respect thereto on the terms and conditions contained therein.  Each Party shall provide all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably required and that is customary in connection with Parent’s efforts to obtain the Debt Financing. Nothing in this clause shall imply or incorporate an obligation by the Co-Investor to procure additional collateral or other form of guarantee (other than pledges – if and to the extent provided by all Investors – on the Parent’s shares) including recourse over its assets, in the interest or in favor of the financing banks.

2.7.           Termination Fee. The Investors shall cause any Termination Fee paid by the Company or any of its Affiliates to Parent pursuant to any Transaction Agreement to be promptly paid by Parent to IHCL, after making adequate provisions for any expenses which are to be borne by Parent or the Investors pursuant to Section 2.9.

2.8.           Notice of Closing. Each Party shall use its commercially reasonable efforts to ensure that each other Party is provided with sufficient prior notice of the Closing.  The Investors shall cause Parent to promptly deliver any notices or correspondence received by Parent under, in connection with, or related to a Transaction or a Transaction Agreement to each Party.

2.9.           Expense Sharing Provisions.

2.9.1.              If a Transaction is consummated, Parent shall bear its own expenses and the expenses incurred by the Co-Investor and the Tata Entities (including fees, expenses and disbursements of the legal and financial advisors retained by each of them) in connection with the Transaction.  If a Transaction is not consummated, but a Termination Fee is paid to Parent, such Termination Fee shall first be allocated to pay the out-of-pocket expenses of Parent and then, proportionally, to pay the costs and expenses (including fees and expenses of legal and financial advisors) of the Co-Investor and the Tata Entities.  Any remaining portion of such Termination Fee shall be paid to IHCL in accordance with Section 2.7.  If a Transaction is not consummated and no Termination Fee is paid to Parent, each Investor agrees that it will be responsible for its own expenses and Tata Entities shall be solely responsible for any expenses incurred by Parent, including the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by Parent.

2.9.2.              The Parties agree that Parent shall not retain or hire any third party (including any lawyer, accountant, consultant, investment bank or other advisor), other than Shearman & Sterling LLP as legal advisor, Bank of America Merrill Lynch as the sole financial advisor, Joele Frank, Wilnkinson Brimmer Katcher as public and investor relations advisor, and Hotel Advisors Ltd. as strategic advisor, without the prior consent of IHCL, and that the consent of IHCL shall be required for the entry by Parent into any engagement letter, retention agreement or similar agreement or arrangement in respect of the retention of any such third party advisor, including the advisors referred to above.

2.9.3.              The obligations under this Section 2.9 shall exist whether or not a Transaction is consummated and shall survive any termination of the other terms of this Agreement.

2.10.           Representations and Warranties. Each Party hereby represents and warrants to the other Parties that:

2.10.1.                Except if such Party is a natural person, such Party is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing (to the extent its jurisdiction of organization recognizes the concept of good standing) under the laws of its jurisdiction of organization.

2.10.2.                Except if such Party is a natural person, the execution, delivery and performance of this Agreement by such Party is within its corporate, limited partnership or limited liability company powers and has been duly authorized by all necessary action, and no other proceedings or actions on the part of such Party are necessary to perform its obligations hereunder.

2.10.3.                If such Party is a natural person, such Party has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby.

2.10.4.                This Agreement is a valid and binding obligation of such Party enforceable against it in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

2.10.5.                The execution, delivery and performance by such Party of this Agreement do not and will not (i) violate the organizational documents of such Party (to the extent such Party is not a natural person), (ii) violate any Applicable Law or court or governmental order to which such Party or any of its assets are subject or (iii) require any consent of, or other action by any Person under, constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in any breach of or give rise to any right of termination, cancellation, amendment or acceleration of, any right or obligation of such Party pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which such Party is a party or by which any of such Party’s assets or properties is bound or affected, which, in any such case, would have a material adverse effect on the ability of such Party to consummate the transactions contemplated by this Agreement.

2.10.6.                Such Party has not entered into any agreement, arrangement or understanding with any other Party, any other potential investor or group of investors or the Company with respect to the subject matter of this Agreement or with respect to any Acquisition Proposal, other than the agreements expressly contemplated by this Agreement.

2.10.7.                To the extent such Party (which is an Investor, but not the Co-Investor to which Section 2.10.8 shall apply ) has agreed, subject to the terms and conditions of this Agreement, to make a cash equity investment in Parent, such Party will have on the Closing Date the funding necessary to fund its Commitment.

2.10.8.                The Co-Investor, to the extent it has agreed, subject to the terms and conditions of this Agreement, to make a cash equity investment in Parent, hereby represents and warrants to the other Investor, that (a) the outstanding and undrawn commitments of the Funds exceed the amount of $100,000,000 and (b) Montezemolo & Partners SGR S.p.A., in its capacity of management company of the Fund, provided that the Transaction shall procure the de-listing of the Company, has the authority to require, in accordance with the applicable Fund’s rules, the Fund’s investors to draw from their commitments an amount, in the aggregate, equal to the Co-Investors Commitment under Section 2.5.1(c).

2.10.9.               Such Party (i) is the beneficial holder of the capital stock of the Company set forth opposite such Party’s name on Schedule A, and (ii) will not Transfer, and will own beneficially at Closing, such capital stock.  The Parties acknowledge that (x) Samsara has pledged the capital stock beneficially owned by it to certain of its third party financing sources and (y) PW intends to Transfer his shares as part of the Transaction and shall have no obligation to contribute such shares to Parent.

2.11.           Cooperation; Antitrust Matters. From the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, each Party agrees to cooperate with, and provide reasonable assistance to, Parent (to the extent Parent has been formed pursuant to Section 2.1) and each other Party to facilitate the consummation of a Transaction and the financing thereof, including by using its commercially reasonable efforts to supply Parent (to the extent Parent has been formed pursuant to Section 2.1) and each other Party with such information concerning such Party as may be reasonably necessary in connection therewith.  Each Party shall use its commercially reasonable efforts to supply and provide information that is accurate in all material respects to any Governmental Authority requesting such information in connection with filings or notifications under, or relating to, the HSR Act or any other applicable antitrust, competition or fair trade laws.

2.12.           Exclusivity.

2.12.1.              Each Party hereby agrees (on behalf of itself and its Affiliates) that, during the period commencing on the date hereof and ending on (x) the date which is six (6) months after the date hereof or (y) if a Transaction Agreement has been entered into during such six (6) month period, the later of the Closing Date and the date of termination of such Transaction Agreement (the “Effective Period”), neither such Party nor any of its Affiliates will (i) take any action to, directly or indirectly, encourage, initiate, solicit, or engage in discussions or negotiations with, or provide any information to, or enter into any other agreement with, any Person other than Parent, the other Parties and their respective representatives concerning any proposal or offer to acquire, directly or indirectly, all or any significant part of the business and properties or shares of capital stock of the Company or any of its subsidiaries, whether by merger, purchase of equity, recapitalization, business combination, purchase of assets or otherwise (an “Acquisition Proposal”), or (ii) subject to Section 2.12.2, otherwise take any action which would prejudice the ability of the Parties to consummate a Transaction.  Each Party hereby agrees to inform any Persons submitting to such Party an indication of interest, request for information or other communication in respect of any Acquisition Proposal during the Effective Period that such Party is bound by an exclusivity agreement (without any reference to any other Parties or Parent).  Each Party hereby agrees to inform each of the other Parties of any such indication, request or other communication submitted to such Party.

2.12.2.              To the extent any Party, at any time, owns any shares of capital stock of the Company (“Subject Shares”), at every meeting of the shareholders of the Company called during the Effective Period with respect to any of the following, and at every adjournment or postponement thereof during the Effective Period, and on every action or approval by written consent of the shareholders of the Company during the Effective Period with respect to any of the following, such Party shall Vote or cause to be Voted, the Subject Shares (i) in favor of any related proposal in furtherance of the Transaction and (ii) against (A) any action or agreement that would result in a material breach of any material representation, warranty, covenant or agreement of the Company contained in any Transaction Agreement, or of the Party contained in this Agreement, (B) any action that would materially impede, interfere with, delay, postpone or adversely affect in any material respect the Transaction or would result in the failure of any of the conditions of any Transaction Agreement or any tender offer in connection with a Transaction, and (C) any Acquisition Proposal other than the Transaction.  Further, each Party agrees that it shall not enter into any agreement, arrangement or understanding with any Person to Vote or give instructions inconsistent with this Section 2.12.2.  For purposes of this Agreement, “Vote” shall mean voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action or taking other action in favor of or against any action; “Voting” and “Voted” shall have correlative meanings.  Any such Vote shall be cast or consent shall be given for purposes of this Section 2.12.2 in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording in accordance herewith the results of such Vote or consent.

2.12.3.              During the Effective Period, each Party agrees not to (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of the Subject Shares other than as set forth in Section 2.12.2, (ii) tender any Subject Shares owned by such Party in connection with any tender offer or (iii) otherwise sell, transfer, encumber or dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of the Subject Shares without the consent of the other Investors; provided, however, that the Parties shall be permitted to pledge or agree to pledge Subject Shares to their bona fide financing sources without the consent of the other Parties.

2.12.4.              Notwithstanding anything to the contrary in this Section 2.12, should (a) either of the Tata Entities, on the one hand, or the Co-Investor, on the other hand, wish to increase the consideration to be offered in respect of a Transaction, and the other Investor does not agree to such an increase or (b) the Investors decide to abandon their attempt to acquire the Company, including by failing to match the amount offered by any other Person seeking to acquire the Company, then each Party shall immediately no longer be restricted by this Section 2.12 and shall be free to participate in any third party transaction involving the Company, including by tendering its Subject Shares into any competing offer or voting in favor of any competing transaction.

2.13.           Agreement with Hotel Advisors Ltd.  The Parties acknowledge that on the date hereof, IHCL and Co-Investor are entering into a Consultancy Agreement with Hotel Advisors Ltd., an Affiliate of PW (the “Consultancy Agreement”). In case the Transaction is consummated the amount payable under the Consultancy Agreement shall be part of Parent’s transaction costs, provided that its payment shall not require any additional contribution (in the form of equity or otherwise) by the Investors.  In the event any one of the Tata Entities, on the one hand, or the Co-Investor, on the other hand, enters into a transaction as a result of which any payment is required to be made to Hotel Advisors Ltd. pursuant to paragraph 6 of the Consultancy Agreement, such Investor or Investors shall indemnify any other Investor or Investors who do not participate in such transaction against any liability it may incur with respect to obligations under such paragraph 6 of the Consultancy Agreement.

2.14.           Transaction Structuring.  The Parties agree that, unless otherwise agreed by Samsara, any Transaction shall be structured in such a manner such that any Subject Shares currently owned beneficially or of record by Samsara shall remain outstanding following the Closing and shall not be converted into or exchanged for any other securities, including shares or other securities of Parent.

2.15.           Tax Structuring.  The Parties shall cooperate in good faith to make mutually acceptable revisions to the terms hereof in order to optimize the tax efficiency of a Transaction to any of the Parties.

2.16.           Additional Investors.  Notwithstanding Section 3.2, the Parties agree that the Tata Entities may, on or prior to the Closing, designate one or more additional entities affiliated with them (or any one of them) to become party to this Agreement, to agree to make an additional Commitment hereunder, and to be an Investor for all purposes hereunder, in which case, upon execution and delivery of a counterpart to this Agreement by such entity or entities, the relevant provisions of this Agreement shall be amended accordingly and such entity or entities shall be deemed to be Tata Entities for all purposes hereunder.  For the avoidance of doubt, any such additional Commitment shall be in exchange for Common Shares pro rata to such additional Commitment as compared to the Commitments of the other Investors and at the same price per Common Share paid by each such Investor and otherwise on the same terms as set forth in this Agreement.

3.           MISCELLANEOUS.

3.1.           Tata Entities as a Joint Party.  Notwithstanding anything to the contrary in this Agreement, it is agreed and acknowledged that:

3.1.1.              Piem, IHCL and Samsara shall be deemed, for the purposes of this Agreement, as constituting a single Party.  IHCL shall be jointly and severally liable with respect to any obligation, covenant, undertaking, representation and warranty of Piem and/or Samsara under this Agreement (including the obligation to procure the respective Commitments under Section 2.5);

3.1.2.              Except as set forth in Section 3.1.1, each of the Tata Entities (as a single party), PW and the Co-Investor, in respect of any and all obligations, covenants, undertakings, representations and warranties under this Agreement, are acting severally, and not jointly.

3.2.           Amendment; Waiver. This Agreement may be amended or modified only by an agreement in writing signed by all of the Parties.  Subject to the express limitations herein, any Party may (a) extend the time for the performance of any of the obligations or other acts of any other Party, (b) waive any inaccuracies in the representations and warranties contained herein by any other Party or in any document, certificate or writing delivered pursuant hereto by such other Party or (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of any Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of the Party granting such extension or waiver.

3.3.           Severability. If any provision hereof would, under Applicable Law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, Applicable Law.  The provisions hereof are severable, and if any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

3.4.           Remedies. The Parties agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including specific performance).  If Parent, acting through its Board (excluding any member of the Board appointed by the Investor who is a Failing Investor pursuant to this Section 3.4, together with such Investor’s Affiliates (including, for the avoidance of doubt, in the case of the Tata Entities, any of the Tata Entities)), determines to enforce the provisions of Section 2.5, and the Investor (other than the Investor who is a Failing Investor pursuant to this Section 3.4) is prepared to cause Parent to consummate a Transaction in accordance with Section 2.2 and to fund its Commitment upon consummation of such Transaction, as evidenced in writing to the other Investor (such prepared Investor, the “Closing Investor”), but the other Investor fails to comply with its obligations under Section 2.5 or provides written notice that it will not so comply, in each such case, provided that all conditions to such obligations have been satisfied and the other Investors are not in material breach of any existing obligation under this Agreement (such Investor, a “Failing Investor”), the Parties agree that, if and to the extent such Failing Investor has materially breached its obligation under this Agreement, the Closing Investor shall be entitled to either (i) specific performance of the terms of this Agreement, whether before or after Closing, together with any costs of enforcement incurred by the Closing Investor in seeking to enforce such remedy, or (ii) takeover and satisfy the Commitment of the Failing Investor.  If the Transaction is not consummated as a result of a Failing Investor not funding its commitment, the other Investors may seek a reimbursement from the Failing Investor in an amount equal to the out-of-pocket damages (including any damages or termination fees paid to the Company) incurred by such other Investors in an aggregate amount not to exceed such Failing Investor’s Commitment.  Notwithstanding anything to the contrary contained in this Agreement, if an Investor becomes a Failing Investor, such Failing Investor shall automatically forfeit such Failing Investor’s rights to appoint any director to the Board, whether pursuant to Section 2.1.2 or otherwise, and the Closing Investor shall cause the Board to be reconstituted to remove any director appointed by such Failing Investor.  For the avoidance of doubt, if the Co-Investor has fully complied with its obligations under this Agreement (including under Section 2.5.2), but is nevertheless unable to fund its Commitment in whole or in part, then (x) it shall not be deemed to be a Failing Investor for purposes of this Section 3.4 or otherwise, (y) any one or more of the Tata Entities or their respective designees shall have the right to fund, at the option of the Tata Entities, the full amount of the Co-Investor’s Commitment or any portion of it, or to fund the difference between the amount actually funded by the Co-Investor and the full amount of the Co-Investor’s Commitment, and (z) to the extent the Co-Investor funds any portion of its Commitment that is less than its full Commitment, the Tata Entities and the Co-Investor shall agree in good faith to appropriate adjustments to the rights of the Co-Investor under the Shareholders Agreement; provided, however, that in circumstances where the Co-Investor’s rights under the Shareholders Agreement would be modified in accordance with this subclause (z) in a manner adverse to the Co-Investor, the Co-Investor shall be entitled to not fund any portion of its Commitment and to cease its participation in the Transaction if it cannot fund its entire Commitment despite having fully complied with its obligations under this Agreement (including under Section 2.5.2).  In the event any Investor fails to fund any portion of its Commitment as a result of a material breach by any other party hereto, any rights of such Investor relating to such breach shall remain unaffected.

3.5.           No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document or instrument delivered contemporaneously herewith, and notwithstanding the fact that certain of the Investors may be partnerships or limited liability companies, each Party by its acceptance of the benefits of this Agreement covenants, agrees and acknowledges that no Person other than the Parties shall have any obligation hereunder and that such Party has no rights of recovery against, and no recourse under this Agreement or under any documents or instruments delivered in connection with this Agreement shall be had against, and no personal liability shall attach to, be imposed on or otherwise be incurred by, any former, current or future officer, agent, Affiliate or employee of any Party (or any of their successors or permitted assignees), any former, current or future general or limited partner, shareholder or member of any Party (or any of their successors or assignees) or any Affiliate thereof or any former, current or future director, officer, agent, employee, Affiliate, general or limited partner, shareholder, manager or member of any of the foregoing, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise.  Each Party further agrees that neither it nor any of its Affiliates shall have any right of recovery against any other Party or any of such Party’s Affiliates, whether by piercing of the corporate veil, by a claim on behalf of such Party or any of its Affiliates, or otherwise, except for recoveries solely against such Party under this Agreement.  Each Party hereby covenants and agrees that it shall not institute, and shall cause its Affiliates not to institute, any proceeding or bring any other claim against any other Party or any Affiliate except for claims solely against such Party under this Agreement.

3.6.           Confidentiality. The Parties will keep the existence and terms of this Agreement, as well as the fact of the existence of discussions among the Parties regarding a Transaction, strictly confidential.  No disclosure of, or reference to, such information shall be made by any Party without the consent of the other Parties, except in the case of any disclosure of such information by any Party (i) to its respective officers, directors, employees, representatives and financing sources solely on a need-to-know basis or (ii) as required by Applicable Law (but only after prior consultation with the other Parties, to the extent practicable, and after giving good faith consideration to the comments of such other Parties and/or their counsel).  Notwithstanding anything to the contrary in the foregoing, the Parties acknowledge that the Tata Entities filed a Schedule 13D in respect of the Subject Shares beneficially owned by it with the Securities and Exchange Commission on September 17, 2007 (as amended from time to time, the “Tata Entities Schedule 13D”) and further acknowledge and agree that the Tata Entities will be required to (and shall not require the consent of any other Party to) amend the Tata Entities Schedule 13D no later than promptly after execution of this Agreement, which amendment will require (i) a description of this Agreement and the other agreements and documents described herein and (ii) this Agreement to be filed as an exhibit to the Tata Entities Schedule 13D and thus publicly disclosed.  Each Party that owns shares of capital stock or options of the Company further acknowledges that it may be considered to be a member of a group (as defined in Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) promulgated thereunder) with the Tata Entities and therefore (i) may be deemed to have acquired beneficial ownership of the Subject Shares beneficially owned by the Tata Entities for purposes of Section 13(d) of the Exchange Act and Regulation 13D promulgated thereunder and (ii) may be required to file its own Schedule 13D or jointly file a Schedule 13D with the Tata Entities in respect of such Subject Shares and the transactions contemplated hereby.  The Tata Entities shall, as promptly as reasonably practicable, give each other Party and Parent notice of its intention to file an amendment to its Schedule 13D and shall, to the extent reasonably practicable, give each other Party and Parent an opportunity to review a draft of such Schedule 13D amendment and to provide comments thereon.  The Tata Entities shall consider any such comments in good faith and reflect those comments in such Schedule 13D amendment to the extent appropriate.

3.7.           Construction.  In this Agreement, unless otherwise specified or where the context otherwise requires:

(a)           the headings of particular provisions of this Agreement are inserted for convenience only and shall not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;

(b)           words importing any gender shall include other genders;

(c)           words importing the singular only shall include the plural and vice versa;

(d)           the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”;

(e)           references to “Dollars”, “dollars” or “$”, without more are to the lawful currency of United States of America.

(f)           the words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;

(g)           references to “Exhibits”, “Schedules” or “Sections” shall be to Exhibits, Schedules or Sections of or to this Agreement;

(h)           references to any Person include the successors and permitted assigns of such Person;

(i)           the use of the words “or,” “either” and “any” shall not be exclusive;

(j)           wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict;

(k)           references to any agreement, contract or schedule, unless otherwise stated, are to such agreement, contract or schedule as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; and

(l)           the Parties have participated jointly in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

3.8.           Exhibits. The Exhibits are incorporated into and form an integral part of this Agreement.

3.9.           Notices.  Except as otherwise provided herein, all notices, requests, claims, demands, waivers and other communications required or permitted under this Agreement shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile (upon confirmation of receipt) or email transmission to the respective Parties to the addresses, facsimile numbers and/or email addresses set forth underneath their names on Schedule A (or, in each case, as otherwise notified by any of the Parties) and shall be effective and deemed to have been duly given (i) immediately when sent if sent by facsimile or email on any Business Day no later than 6:00 p.m. (New York City time) (and, when sent after 6:00 p.m. (New York City time), at 9:00 a.m. (New York City time) on the next Business Day), and (ii) when received if delivered by hand or overnight courier service or certified or registered mail on any Business Day.  Notices sent by multiple means, each of which is in compliance with the provisions of this Agreement shall be deemed to have been received at the earliest time provided for by this Agreement.

3.10.           Governing Law; Consent to Jurisdiction. THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAWS RULES THEREOF.  THE STATE OR FEDERAL COURTS LOCATED WITHIN NEW YORK COUNTY IN THE STATE OF NEW YORK SHALL HAVE EXCLUSIVE JURISDICTION OVER ANY AND ALL DISPUTES BETWEEN THE PARTIES, WHETHER IN LAW OR EQUITY, ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY AND THE PARTIES CONSENT TO AND AGREE TO SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HEREBY WAIVES AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (A) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (B) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (C) ANY LITIGATION OR OTHER PROCEEDING COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.  THE PARTIES HEREBY AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 3.9 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAW, SHALL BE VALID AND SUFFICIENT SERVICE THEREOF AND HEREBY WAIVE ANY OBJECTIONS TO SERVICE ACCOMPLISHED IN THE MANNER HEREIN PROVIDED.

3.11.           WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES, AND SHALL CAUSE ITS SUBSIDIARIES AND AFFILIATES TO WAIVE, ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.12.           Exercise of Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy accruing to any Party as a result of any breach or default by any other Party under this Agreement shall impair any such right, power or remedy nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default occurring before or after such waiver.

3.13.           Other Agreements; Assignment. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the Parties or any of their Affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.  This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The Parties do not intend that this Agreement, separately or in conjunction with any other document, create any agency, joint venture or partnership.  This Agreement shall inure to the benefit of and be binding on the Parties and their respective successors and assigns.  No Person, other than the Parties and their respective successors and assigns, shall be entitled to the benefits of this Agreement.  Other than as provided herein, this Agreement shall not be assigned without the prior written consent of the Parties; provided, however, that any Investor may assign in whole or in part its rights under this Agreement to any of its Affiliates without the consent of the other Parties (provided that such Investor shall continue as an obligated party hereunder).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

PIEM INTERNATIONAL (HK) LTD.

By:	/s/ Anil P. Goel
	Name:	Anil P. Goel
	Title:	Director

THE INDIAN HOTELS COMPANY LIMITED

By:	/s/ R. K. Krishna Kumar
	Name:	R. K. Krishna Kumar
	Title:	Vice Chairman

SAMSARA PROPERTIES LIMITED

By:	/s/ Anil P. Goel
	Name:	Anil P. Goel
	Title:	Director

PAUL WHITE

/s/ Paul White

CHARME II FUND

By:	Montezemolo & Partners SGR S.p.A., Its Management Company

By:	/s/ Matteo di Montezemolo
	Name:	Matteo di Montezemolo
	Title:	Chief Executive Officer

INTERIM INVESTORS AGREEMENT SIGNATURE PAGE

SCHEDULE A

Party	Share Ownership
Piem International (HK) Ltd. c/o The Indian Hotels Company Limited Mandlik House, 3rd Floor Mandlik Road Colaba Mumbai 400 001, India Attention: Farzana Billimoria Facsimile: +91 22 2202 2101	None.
The Indian Hotels Company Limited Mandlik House, 3rd Floor Mandlik Road Colaba Mumbai 400 001, India Attention: Rajeshkumar H. Parekh Facsimile: +91 22 2202 2101	None.
Samsara Properties Limited c/o The Indian Hotels Company Limited Mandlik House, 3rd Floor Mandlik Road Colaba Mumbai 400 001, India Attention: Rajeshkumar H. Parekh Facsimile: +91 22 2202 2101	7,130,764 Class A Common Shares
Charme II Fund Montezemolo & Partners SGR S.p.A. Via Santa Margherita, 4 20121 Milano, Italy Attention: Matteo Cordero di Montezemolo Facsimile: +39 02 890 40489 Email: mdm@montezemolo-partners.it	None.
Paul White Flat 79, 172 Aldersgate St. London EC1A 4HU United Kingdom Email: paul.white2108@yahoo.com	82,490 Class A Common Shares

Exhibit A

Proposal Letter